# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polibeli Group Ltd, CIK 0002035697
CUSIP: G71604105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: Lt 49th Sahid Sudirman Centre, Jl., Jenderal Sudirman No.Kav. 13-15 Lt 49, Jakarta, Indonesia (K8), 10220
Date of event which requires filing of this statement: 08/07/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950170-25-054820
Filed by CIK 1910592

## Reporting persons
- Harraden Circle Investments, LLC: type of reporting person: other (OO), parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,999,709; sole dispositive power 0; shared dispositive power 2,999,709; aggregate amount beneficially owned 2,999,709 (0.81% of the class)
- Harraden Circle Investors GP, LP: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,999,709; sole dispositive power 0; shared dispositive power 2,999,709; aggregate amount beneficially owned 2,999,709 (0.81% of the class)
- Harraden Circle Investors GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,999,709; sole dispositive power 0; shared dispositive power 2,999,709; aggregate amount beneficially owned 2,999,709 (0.81% of the class)
- Harraden Circle Investors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 888,647; sole dispositive power 0; shared dispositive power 888,647; aggregate amount beneficially owned 888,647 (0.24% of the class)
- Harraden Circle Special Opportunities, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 875,997; sole dispositive power 0; shared dispositive power 875,997; aggregate amount beneficially owned 875,997 (0.24% of the class)
- Harraden Circle Strategic Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,235,065; sole dispositive power 0; shared dispositive power 1,235,065; aggregate amount beneficially owned 1,235,065 (0.33% of the class)
- Frederick V. Fortmiller, Jr.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,999,709; sole dispositive power 0; shared dispositive power 2,999,709; aggregate amount beneficially owned 2,999,709 (0.81% of the class)

## Item 1. Issuer
Name of issuer: Polibeli Group Ltd
Address of issuer's principal executive offices: Lt 49th Sahid Sudirman Centre, Jl. Jenderal Sudirman No.Kav. 13-15 Lt 49, RT.10/RW.11, Karet Tengsin, Kecamatan Tanah Abang, Jakarta, Indonesia, 10220

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

i) Harraden Circle Investments, LLC ("Harraden Adviser");
ii) Harraden Circle Investors GP, LP ("Harraden GP");
iii) Harraden Circle Investors GP, LLC ("Harraden LLC");
iv) Harraden Circle Investors, LP ("Harraden Fund");
v) Harraden Circle Special Opportunities, LP ("Harraden Special Op Fund");
vi) Harraden Circle Strategic Investments, LP ("Harraden Strategic Fund"); and
vii) Frederick V. Fortmiller, Jr. ("Mr. Fortmiller")

This Statement relates to Shares (as defined herein) directly beneficially owned by Harraden Fund, Harraden Special Op Fund, and Harraden Strategic Fund. Harraden GP is the general partner to Harraden Fund, Harraden Special Op Fund, and Harraden Strategic Fund, and Harraden LLC is the general partner of Harraden GP. Harraden Adviser serves as investment manager to Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, and other high net worth individuals. Mr. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the Shares reported herein directly beneficially owned by Harraden Fund, Harraden Special Op Fund, and Harraden Strategic Fund.
Address of principal business office or, if none, residence: 299 Park Avenue, 21st Floor, New York, NY 10171
Citizenship: Each of Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, and Harraden GP is a Delaware limited partnership. Each of Harraden LLC and Harraden Adviser is a Delaware limited liability company. Mr. Fortmiller is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,999,709
Percent of class: 0.81
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,999,709
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,999,709

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Harraden Circle Investments, LLC: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member (08/11/2025)
- Harraden Circle Investors GP, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner (08/11/2025)
- Harraden Circle Investors GP, LLC: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member (08/11/2025)
- Harraden Circle Investors, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (08/11/2025)
- Harraden Circle Special Opportunities, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (08/11/2025)
- Harraden Circle Strategic Investments, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (08/11/2025)
- Frederick V. Fortmiller, Jr.: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr. (08/11/2025)
Comment: Explanatory Note: This issuer was formerly Chenghe Acquisition II Co., formerly CUSIP G20873108.

Explanatory Note: This Amendment is being filed to report that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of Class A common stock of the "Issuer". This Amendment constitutes an exit filing for the Reporting Persons.